Exhibit 99.1

● Q1 Cartrack Subscription Revenue accelerated to 19% Y/Y reaching ZAR1,351 million and 21% in constant currency

● Q1 ARR accelerated to 19% Y/Y reaching ZAR5,432 million and 32% in USD equivalent

● Karooooo delivered record operating profit of ZAR410 million despite FX headwinds

● Cartrack Subscriber growth accelerated to 18% with subscribers surpassing 2.8 million

● Net subscriber additions increased 70% to a record 142,472; South Africa net subscriber additions increased 92%

● Reaffirming FY27 Outlook: Cartrack Subscription Revenue growth to accelerate, with EPS growth of 21% Y/Y at midpoint

SINGAPORE (July 15, 2026) - Karooooo Limited (“Karooooo”) reported strong results for the first quarter (“Q1 2027”) ended May 31, 2026. Karooooo owns 100% of Cartrack and 81% of Karooooo Logistics, (collectively, “the group”).

“FY2027 has commenced with strong, accelerated growth, underpinned by Cartrack constant currency subscription revenue growth of 21% and a record 142,472 net subscriber additions in the quarter.

Despite the strengthening ZAR, which negatively impacts contributions from most of the countries in which we operate, subscription revenue and ARR each accelerated to 19%. In constant currency, ARR increased 22% and presented in USD, ARR increased 32%, reaching USD335 million.

Our product innovation continues to deliver the intended outcomes. This year, our focus remains to accelerate growth by growing sales and marketing at a moderate pace while optimizing the strong investment we made in sales capacity during FY2026.

We remain optimistic about the opportunities across our regions and believe we are well positioned to build on the momentum established in the first quarter,” said Zak Calisto, Group CEO.

First Quarter 2027 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to Q1 2026, unless otherwise stated.)

SCALE

●	Cartrack subscribers accelerated to 18% reaching 2,804,694 (Q1 2026: 2,386,249).

●	Net Cartrack subscriber additions accelerated to 70% reaching a record of 142,472 (Q1 2026: 84,013).

GROWTH

●	Karooooo’s subscription revenue accelerated to 19% reaching ZAR1,354 million (Q1 2026: ZAR1,141 million).

●	Cartrack’s subscription revenue accelerated to 19% reaching ZAR1,351 million (Q1 2026: ZAR1,138 million).

●	Cartrack’s annualized recurring revenue (“ARR”) accelerated to 19% reaching ZAR5,432 million (Q1 2026: ZAR4,574 million).

●	Karooooo Logistics’s B2B delivery-as-a-service (“DaaS”) revenue accelerated to 46% reaching ZAR177 million (Q1 2026: ZAR121 million).

Presented in the U.S. Dollar Equivalent1

●	Karooooo’s subscription revenue increased 32% to USD84 million.

●	Cartrack’s subscription revenue increased 32% to USD83 million.

●	Cartrack’s ARR increased 32% to USD335 million.

●	Karooooo Logistics’s DaaS revenue increased 63% to USD11 million.

PROFITABILITY

●	Karooooo’s operating profit increased 16% to a record ZAR410 million (Q1 2026: ZAR352 million).

●	Cartrack’s operating profit increased 16% to a record ZAR395 million (Q1 2026: ZAR342 million).

●	Cartrack’s operating profit margin was 28% (Q1 2026: 30%).

●	Karooooo’s adjusted earnings per share increased 11% to ZAR9.53 (Q1 2026: ZAR8.55).

[1]	For convenience purposes only, amounts in South African rand as of May 31, 2026 have been translated to U.S. dollars using an exchange rate of ZAR 16.2088 to U.S.$1.00 (May 31, 2025: ZAR 18.0319), as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

First Quarter 2027 Financial Overview

Supplemental Financial Information and Business Metrics

	Three Months Ended May 31,
	Cartrack			Karooooo Logistics			Karooooo Consolidated
Figures in Rand Thousands	2026	2025	Y-o-Y %	2026	2025	Y-o-Y %	2026	2025	Y-o-Y %
Subscription revenue	1,350,656	1,137,571	19%	3,076	3,488	(12)%	1,353,732	1,141,059	19%
Other revenue[1]	36,253	18,337	98%	-	-	-	36,253	18,337	98%
Delivery service	-	-		173,962	117,621	48%	173,962	117,621	48%
Revenue	1,386,909	1,155,908	20%	177,038	121,109	46%	1,563,947	1,277,017	22%

Cost of Sales	(374,453)	(318,304)	18%	(120,612)	(85,410)	41%	(495,065)	(403,714)	23%
Gross Profit	1,012,456	837,604	21%	56,426	35,699	58%	1,068,882	873,303	22%
Gross Profit Margin	73%	72%		32%	29%		68%	68%
Operating Profit	395,052	342,011	16%	14,634	9,783	50%	409,686	351,794	16%
Operating Profit Margin	28%	30%		8%	8%		26%	28%
Adjusted EBITDA (a non-IFRS measure)	626,879	533,162	18%	15,346	10,391	48%	642,225	543,553	18%
Adjusted EBITDA Margin (a non- IFRS measure)	45%	46%		9%	9%		41%	43%

1.	Other revenue is non-subscription-based revenue. Cartrack remains focused on bundled sales.

Total Revenue and Subscription Revenue

Karooooo’s revenue increased 22% to ZAR1,564 million (Q1 2026: ZAR1,277 million), and subscription revenue increased 19% to ZAR1,354 million in Q1 2027 (Q1 2026: ZAR1,141 million).

Cartrack’s total revenue increased 20% to ZAR1,387 million (Q1 2026: ZAR1,156 million) driven primarily by its subscription-based business model. Cartrack’s subscription revenue increased 19% to a record ZAR1,351 million in Q1 2027 (Q1 2026: ZAR1,138 million) driven by the acquisition of new customers and selling Video and Cartrack-Tag to both new and existing customers. Subscription revenue represented 97% of Cartrack’s total revenue. On a constant currency basis, a non-IFRS measure, Cartrack’s total revenue increased 23% and subscription revenue increased 21%.

Driven by strong demand for the Cartrack-Tag and Video, Cartrack delivered a record of 142,472 net subscriber additions during the quarter, representing an increase of 70% (Q1 2026: 84,013).

Karooooo Logistics’s total revenue increased 46% to ZAR177 million (Q1 2026: ZAR121 million) driven by the demand for Q-commerce or “Quick-commerce” orders, a type of e-Commerce focused on ultra-fast delivery. Karooooo Logistics offers delivery-as-a-service (“DaaS”) to large enterprise customers wishing to scale and enable their Q-commerce operations through a capital light model by connecting them to an elastic fleet of third-party delivery drivers. The pace of Karooooo Logistics’s revenue growth may vary quarter to quarter as large customers invest in growing their Q-commerce businesses or driving traffic to their physical stores.

Gross Profit and Cost of Sales

Karooooo’s cost of sales increased 23% to ZAR495 million (Q1 2026: ZAR404 million).

Cartrack’s cost of sales increased 18% to ZAR374 million (Q1 2026: ZAR318 million). Cartrack’s gross profit margin was 73% (Q1 2026: 72%), and Cartrack’s subscription gross profit margin was 73% (Q1 2026: 74%).

Karooooo Logistics’s cost of sales increased 41% to ZAR121 million (Q1 2026: ZAR85 million) driven by driver payments. Karooooo Logistics’s gross profit margin improved to 32% (Q1 2026: 29%).

Operating Expenses

	Three Months Ended May 31,
Figures in Rand Thousands	2026	2025	Y-o-Y %
Karooooo’s Operating Expenses	662,136	522,966	27%
- Cartrack	620,256	497,050	25%
- Karooooo Logistics	41,880	25,916	62%

Karooooo’s operating expenses increased 27% to ZAR662 million (Q1 2026: ZAR523 million). Cartrack accounted for ZAR620 million (Q1 2026: ZAR497 million) in operating expenses including investments in infrastructure and headcount to support territorial expansion and distribution growth. Karooooo Logistics accounted for ZAR42 million (Q1 2026: ZAR26 million) of total operating expenses as we continue to invest prudently to scale Karooooo Logistics.

Cartrack’s sales and marketing expenses increased 32% to ZAR239 million (Q1 2026: ZAR180 million). Sales and marketing expenses increased in the current quarter primarily due to the scaling of our distribution capacity, which began in Q1 FY26 to support accelerated growth. We expect sales and marketing expenses to continue to increase for the remainder of FY 2027 as we continue to invest in growth. However, we anticipate the rate of increase will be lower than that experienced in FY 2026. Under IFRS, sales and marketing expenses are expensed as incurred, even though the resulting customer relationships generate revenue over extended periods. With the average expected life cycle of our subscription contracts exceeding 60 months and strong customer retention, there is a structural timing mismatch between when sales and marketing acquisition costs are expensed and when the related revenue is realized in our reported results.

We are encouraged by the returns on our strategic investment in customer acquisition, which are delivering the intended outcomes and positioning us well for continued strong growth. As these benefits materialize, we remain focused on driving improvements in new sales headcount efficiency. Our unit economics remain strong as evidenced by our customer lifetime value (LTV) to customer acquisition costs (CAC) ratio, which continues to exceed 9 times and underpins our disciplined approach to accelerated growth.

Investment in sales and marketing generally takes approximately 6 months to translate into customer acquisition. We believe that our strategic investment in sales capacity positions us well for long term growth.

Cartrack’s general and administration expenses increased 23% to ZAR274 million (Q1 2026: ZAR223 million), reflecting our continued investment in infrastructure to support future growth. We expect these costs to increase slower than subscription revenue over time as we continue to mature in our current geographies.

Cartrack’s R&D operating expenses increased 17% to ZAR70 million (Q1 2026: ZAR60 million) as we continue to invest in innovation to improve and expand the capabilities of our operational intelligence platform and internal management systems.

Cartrack provided for expected credit losses of ZAR37 million (Q1 2026: ZAR34 million). We believe our prudent risk management strategy supports long-term financial resilience.

Cartrack’s expenses as a percentage of subscription revenue align with Karooooo’s long-term financial goals and reflect our continued commitment to growth at scale.

●	Cartrack’s sales and marketing expenses as a percentage of Cartrack’s subscription revenue increased to 18% (Q1 2026: 16%).

●	Cartrack’s general and administration expenses as a percentage of Cartrack’s subscription revenue remained at 20% (Q1 2026: 20%).

●	Cartrack’s R&D expenses as a percentage of Cartrack’s subscription revenue remained at 5% (Q1 2026: 5%).

Operating Profit and Earnings Per Share

Karooooo’s operating profit increased 16% to ZAR410 million (Q1 2026: ZAR352 million), and earnings per share increased 11% to ZAR9.53 (Q1 2026: ZAR8.55).

Cartrack’s operating profit increased 16% to ZAR395 million (Q1 2026: ZAR342 million), and Cartrack’s operating profit margin was 28% (Q1 2026: 30%).

Karooooo Logistics’s operating profit increased 50% to ZAR15 million (Q1 2026: ZAR10 million), and Karooooo Logistics’s operating profit margin was 8% (Q1 2026: 8%).

Adjusted EBITDA

Karooooo’s Adjusted EBITDA (a non-IFRS measure) increased 18% to ZAR642 million (Q1 2026: ZAR544 million).

Cartrack’s Adjusted EBITDA (a non-IFRS measure) increased 18% to ZAR627 million (Q1 2026: ZAR533 million).

Karooooo Logistics’s Adjusted EBITDA (a non-IFRS measure) increased 48% to ZAR15 million (Q1 2026: ZAR10 million).

See “Reconciliation of Profit for the Period to Adjusted EBITDA (a non-IFRS measure)” below for a reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure.

Outlook

We operate in an expanding and largely underpenetrated market, fueled by robust and sustained customer demand. This demand is driven by a heightened focus on digitalization, the need to improve operational efficiency and reduce costs, and increasing attention to safety in physical operations. Our easy-to-use, operational intelligence platform empowers our customers to improve operational efficiencies, reduce risk and enhance the safety of their physical operations.

FY 2027 is off to a strong start with record net subscriber additions and healthy retention driving 21% Cartrack constant currency subscription revenue growth. We believe we are on track to accelerate total subscription revenue growth in FY 2027 as we realize the benefits of our recent investments in sales capacity. We aim to drive our growth by balancing subscriber growth with the increased adoption of Video and Cartrack-Tag. We also believe increased sales efficiency, coupled with realizing other efficiencies in the business due to scale and leveraging AI, will support strong EPS growth.

We believe our ongoing investments in AI innovation, platform capabilities and customer experience position us to drive durable long-term growth. We remain confident that our track record of success, specifically our ability to generate healthy cash flows, is sustainable.

Actual results may differ materially from Karooooo’s outlook due to various factors, including those described under “Forward-Looking Statements” below and described under “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

With Cartrack’s revenue making up the majority of group revenue, the guidance below relates primarily to Cartrack and assumes current foreign exchange rates.

Despite providing a contracting gross profit margin outlook for FY 2027, assuming current exchange rates and the planned accelerated growth, the midpoint of our EPS outlook implies growth of 21% in FY 2027 compared to FY 2026 Adjusted EPS excluding secondary offering costs. We envisage a slow-down in hiring in FY 2027 while we drive sales force efficiency.

Our guidance for FY 2027 remains unchanged:

●	Cartrack’s subscription revenue between ZAR5,700 million and ZAR6,000 million, which implies subscription revenue growth between 18% and 24%;

●	Cartrack’s gross profit margin between 70% and 72%;

●	Cartrack’s operating profit margin between 27% and 30%; and

●	Karooooo’s Earnings Per Share between ZAR38.50 and ZAR40.00, which implies EPS growth between 18% and 23% compared to FY 2026 Adjusted EPS, which excludes secondary offering costs.

Balance Sheet, Liquidity and Cash Flow

As we re-invest our earnings for customer acquisition, as of May 31, 2026, our investment in in-vehicle IoT devices increased by ZAR115 million to ZAR2,061 million (February 28, 2026: ZAR1,946 million), IoT devices held for future use increased by ZAR163 million to ZAR524 million (February 28, 2026: ZAR362 million) and Capitalized commission assets increased by ZAR42 million to ZAR513 million (February 28, 2026: ZAR470 million).

Trade and other receivables increased by ZAR202 million to ZAR788 million (February 28, 2026: ZAR586 million), primarily driven by an acceleration in subscription sales and a ZAR53 million increase in prepayments for IoT components.

Debtor collection days remain within our range of historical norms at a healthy 31 days (February 28, 2026: 27 days).

Cash and Cash Equivalents

Karooooo reported a net cash and cash equivalents balance of ZAR755 million at May 31, 2026 (February 28, 2026: ZAR746 million). Because we hold our cash reserves in USD, movements in the USD/ZAR exchange rate may impact our reported ZAR balance.

At May 31, 2026, the group had overdraft facilities for growth initiatives and other general corporate purposes of ZAR750 million, between Capitec Bank and Standard Bank. Our liquidity position remains strong, underpinned by prudent financial management, sustained operational cash generation and disciplined capital allocation.

In line with the group’s cash management policy, overseen by our capital allocation committee, Karooooo’s excess cash reserves are held in US Dollars.

Free Cash Flow (a non-IFRS measure)

Karooooo reported a healthy increase of 21% in cash generated from operations before working capital changes of ZAR690 million (Q1 2026: ZAR572 million), driven by strong subscription revenue growth and operating profit. Net cash generated from operating activities, the most directly comparable IFRS measure, decreased 16% to ZAR537 million (Q1 2026: ZAR642 million), reflecting increased working capital investment to support accelerated subscriber growth.

	Three Months Ended May 31,
	2026	2025
	(Rand Thousands)
Free Cash Flow (a non-IFRS measure)	59,662	338,125

As Cartrack accelerated customer acquisition, we made an increased investment of ZAR462 million (Q1 2026: ZAR284 million) in both in-vehicle IoT devices and IoT devices for future use.

Free cash flow (a non-IFRS measure) for the three months ended May 31, 2026, was ZAR60 million (Q1 2026: ZAR338 million).

Free Cash Flow reflected our increased investment in both in-vehicle IoT devices and IoT devices for future use of 62%, or ZAR178 million, together with higher prepayments for IoT devices and an increase in trade and other receivables driven by increased subscription revenue.

The Free Cash Flow (a non-IFRS measure) generated is in line with Karooooo’s disciplined capital allocation strategy and supports the group’s growth objectives.

See “Reconciliation of Free Cash Flow (a non-IFRS measure) for a reconciliation of free cash flow to net cash generated from operating activities, their most directly comparable IFRS financial measure.

Share Capital and Reserves

As of May 31, 2026, Karooooo had 30,893,300 ordinary shares issued and outstanding, and paid-up share capital of USD505,956,659 plus SGD1,000.

The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020, in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital. Consequently, Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion in paid-up capital, resulting in the common control reserve.

The ZAR3.6 billion other reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE, totaling ZAR4.0 billion. This was offset by the ZAR0.4 billion previously reported in the non-controlling interest. The ZAR0.4 billion relates to the net asset value of 95,350,657 Cartrack minority shares acquired by Karooooo.

ZAR27.3 million of capital reserve on the balance sheet relates to the cancellation of Karooooo’s treasury shares and ZAR11.4 million of capital reserve relates to the repurchase and cancellation of 279 ordinary shares of Karooooo Logistics, which represented 6.29% of Karooooo Logistics’s issued ordinary shares as of April 30, 2024. A further ZAR18.6 million of capital reserves relates to the repurchase and cancellation of 316 ordinary shares of Karooooo Logistics, which represented 7.60% of Karooooo Logistics’s issued ordinary shares. ZAR5.2 million relates to the repurchase and cancellation of 150 ordinary shares of Cartrack New Zealand, which represented 15% of Cartrack New Zealand’s issued ordinary shares.

Geographical Overview for Cartrack

South Africa

Cartrack subscribers in the region increased 18% to 2,119,801 at May 31, 2026 (May 31, 2025: 1,795,829). Q1 2027 subscription revenue growth accelerated to 24%. The pace of growth reflects our deliberate strategy to cement our leadership position in South Africa through a balanced combination of subscriber additions and selling Video and Cartrack-Tag to our existing and new customers.

We are encouraged by the strength of the teams we are building, which positions us well to continue to broaden our customer base and increase product adoption in South Africa. We are committed to continue building our distribution capabilities to service the demand for our products from both new customers and existing customers, and we are confident that our recent investments in sales capacity will have a positive impact on Cartrack subscriber growth in FY 2027.

We continue to see a compelling market opportunity in South Africa and are excited about the potential ahead.

We believe that we are the largest and fastest growing operational intelligence and fleet management provider on the African continent.

Asia Pacific and Middle East

Cartrack subscribers in the region increased 22% to 353,212 at May 31, 2026 (May 31, 2025: 289,642). Q1 2027 subscription revenue growth was 6% (17% on a constant currency basis, a non-IFRS measure). The pace of subscription revenue growth in the region was primarily driven by the faster growth in certain countries that generate lower ARPU and also reflects foreign exchange headwinds due to the strengthening ZAR.

As the second largest contributor to group revenue, Southeast Asia continues to present the most compelling growth opportunity for the group in the medium to long term. We plan to continue with a strong, yet prudent drive to increase sales and marketing in Southeast Asia, and we anticipate our investments to have a positive impact on subscriber growth in the region.

Europe

Cartrack subscribers in the region increased 13% to 236,429 at May 31, 2026 (May 31, 2025: 209,059). Q1 2027 subscription revenue growth was 7% (13% on a constant currency basis, a non-IFRS measure).

We continue to expand our customer base and drive our distribution capabilities in the region.

We have partnered with leading OEMs to provide easy access to our platform, seamlessly integrating their connected vehicle data to our platform through application programing interfaces. We expect these partnerships to contribute to our results in the medium to long term. In addition, we are experiencing encouraging demand for our proprietary compliance technology in the region as customers seek to simplify compliance with evolving legislation and enforcement.

Africa (excluding South Africa)

Cartrack’s subscribers in the region increased 4% to 95,252 at May 31, 2026 (May 31, 2025: 91,719). Q1 2027 subscription revenue growth was 4% (11% on a constant currency basis, a non-IFRS measure).

This region remains a positive cash generator and is strategic to support our South African customers.

Dividend Policy

The Board recognizes the importance of investment in achieving growth at scale, and endeavors to avoid swings in its dividend profile.

However, the payment and timing of dividends in cash or other distributions (such as a return of capital to shareholders through share buy-backs, for example) are determined by the Board after considering factors that include: earnings and free cash flow; current and anticipated capital requirements; economic conditions; contractual, legal, tax and regulatory restrictions (including covenants contained in any financing agreements); the ability of group subsidiaries to distribute funds to Karooooo; and such other factors the Board may deem relevant.

Karooooo aims to reinvest retained earnings to the extent that it aligns with the group’s required return on incrementally reinvested capital, return on equity, and short- to medium-term growth strategy.

Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the Board may, without the approval of shareholders, declare and pay interim dividends. Any final dividends must be approved by an ordinary resolution at a general meeting of shareholders.

The Board may review and amend the dividend policy from time to time.

Dividend Declaration

As previously reported, considering the consistent strong earnings, healthy balance sheet and free cash flow of the Company and in accordance with the dividend policy set out above, an interim dividend of USD1.50 per ordinary share, pertaining to the first quarter of Karooooo’s 2027 financial year, will be paid on July 20, 2026 to JSE shareholders on record as at the close of business on Friday, July 17, 2026 (South African time) and on July 27, 2026 to Nasdaq shareholders on record as at the close of business on July 17, 2026 (New York time). Although Karooooo’s reporting currency is ZAR, its statutory filings in Singapore are reported in USD, as a result of which dividends are declared in USD. The details with respect to the dividends declared for holders of our ordinary shares are as follows:

	NASDAQ	JSE
Declaration date	Wednesday, May 13, 2026	Thursday, May 14, 2026
Finalization announcement, date of currency conversion and confirmation of record date	Thursday, July 9, 2026	Thursday, July 9, 2026
Last date to trade cum dividend	Thursday, July 16, 2026	Tuesday, July 14, 2026
Shares commence trading Ex-dividend	Friday, July 17, 2026	Wednesday, July 15, 2026
Record date	Friday, July 17, 2026	Friday, July 17, 2026
Dividend payment date	Monday, July 27, 2026	Monday, July 20, 2026

Shareholders registered on the South African section of the share register will not be allowed to dematerialize or rematerialize their shareholdings between Wednesday, July 15, 2026 and Friday, July 17, 2026, both dates inclusive, and transfers between the Nasdaq and South African register will not be permitted between Thursday, July 9, 2026 and Friday July 17, 2026, both days inclusive.

A summary of the tax considerations applicable to South African shareholders was included in the currency conversion and confirmation of record date announcement which has been published on Thursday, July 9, 2026.

Corruption, Bribery and Whistleblowing

The Karooooo Anti-Bribery and Corruption policy, Code of Ethics, Whistleblowing policy and employment contracts contain clear guidelines with regard to bribery, corruption, client confidentiality and acceptable behavior towards fellow employees, customers, contractors and suppliers. Annual awareness and practical training are provided to all employees, reinforced by individual affirmations on an annual basis. These measures ensure awareness and understanding of our business principles and the consequences of non-compliance. Our policies also apply to third-party providers.

We provide a contact email and hotline for whistleblowing and reporters are assured of confidentiality.

Webinar Information

Karooooo Limited will release its First Quarter 2027 Financial Results on Wednesday, July 15, 2026 shortly after 04:00 p.m. Eastern Time.

Webcast: The Company will host a corresponding Zoom webinar on Thursday, July 16, 2026 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time). Join the Zoom webinar at: https://us02web.zoom.us/j/86950143303

Webinar ID: 869 5014 3303

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

IFRS Accounting

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary consolidated financial information presented has been derived from the consolidated financial statements of Karooooo.

About Karooooo

Karooooo digitally transforms physical operations by simplifying decision making. Its Operational Intelligence Platform serves as the central nervous system for connected operations, integrating vehicles, assets, field workforces and operational workflows into a single intelligent ecosystem. Through proprietary hardware technology and software, the platform captures, processes and analyzes real-world operational data, transforming billions of data points into actionable intelligence that helps customers make faster, better decisions across safety, productivity, compliance, cost control and service execution. Delivered through intuitive cloud-based applications, the platform combines operational visibility, workflow automation, AI-powered video intelligence and decision-support capabilities to help businesses improve performance, reduce risk and operate more efficiently.

Karooooo is headquartered in Singapore and services more than 125,000 commercial customers and more than 2.8 million active subscribers in more than 20 countries.

For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com

KAROOOOO LTD.

CONSOLIDATED STATEMENT OF PROFIT AND LOSS
(UNAUDITED)

	Three Months Ended May 31,
	2026	2025
	(Rand Thousands)
Revenue	1,563,947	1,277,017
Cost of sales	(495,065)	(403,714)
Gross profit	1,068,882	873,303
Other income	2,940	1,457
Operating expenses	(662,136)	(522,966)
Sales and marketing	(239,524)	(180,687)
General and administration	(310,533)	(244,913)
Research and development	(75,161)	(63,780)
Expected credit losses on financial assets	(36,918)	(33,586)
Operating profit	409,686	351,794
Finance income	8,563	10,429
Finance costs	(25,535)	(15,166)
Profit before taxation	392,714	347,057
Taxation	(93,758)	(78,183)
Profit for the period	298,956	268,874

Profit attributable to:
Owners of the parent	294,259	264,095
Non-controlling interest	4,697	4,779
	298,956	268,874

Earnings per share
Basic and diluted earnings per share (ZAR)	9.53	8.55

KAROOOOO LTD.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(UNAUDITED)

	As of May 31, 2026	As of February 28, 2026	As of May 31, 2025
	(Rand Thousands)
ASSETS
Non-current assets
Property, plant and equipment[1]	3,437,507	3,150,690	2,713,869
Capitalized commission assets	512,618	470,406	535,168
Intangible assets	85,113	81,720	84,118
Goodwill[2]	168,337	167,315	177,132
Loans to related parties	28,700	28,700	28,700
Long-term other receivables and prepayments	474	679	9,800
Deferred tax assets	141,890	133,320	124,179
Total non-current assets	4,374,639	4,032,830	3,672,966
Current assets
Inventories	5,530	5,742	4,541
Trade and other receivables and prepayments	788,158	586,374	562,114
Loans to related parties	-	-	19
Income tax receivables	14,675	15,324	10,917
Cash and cash equivalents	1,108,617	1,153,874	1,102,667
Total current assets	1,916,980	1,761,314	1,680,258
Total assets	6,291,619	5,794,144	5,353,224
EQUITY AND LIABILITIES
Equity
Share capital	7,142,853	7,142,853	7,142,853
Treasury shares	-	-	-
Other capital reserve[3,4]	(3,645,108)	(3,645,108)	(3,621,245)
Common control reserve[5]	(2,709,236)	(2,709,236)	(2,709,236)
Actuarial reserve	(58)	(58)	114
Foreign currency translation reserve	89,003	81,168	264,940
Retained earnings	2,706,640	2,412,384	2,376,186
Equity attributable to equity holders of parent	3,584,094	3,282,003	3,453,612
Non-controlling interest	49,158	45,025	47,983
Total equity	3,633,252	3,327,028	3,501,595
Liabilities
Non-current liabilities
Term loans[6,7]	386,609	398,931	31,855
Lease liabilities	156,536	158,577	153,682
Deferred revenue	125,853	122,722	126,018
Deferred tax liabilities	102,799	118,842	100,650
Total non-current liabilities	771,797	799,072	412,205
Current liabilities
Term loans[6,7]	50,108	49,721	272,061
Trade and other payables	749,910	585,832	581,947
Loans from related parties	170	85	-
Lease liabilities	126,890	129,288	97,903
Deferred revenue	405,461	405,605	357,758
Bank overdraft	353,085	407,668	-
Income tax payables	200,946	89,845	129,755
Total current liabilities	1,886,570	1,668,044	1,439,424
Total liabilities	2,658,367	2,467,116	1,851,629
Total equity and liabilities	6,291,619	5,794,144	5,353,224

1.	Property, plant and equipment are:

	As of May 31, 2026	As of February 28, 2026	As of May 31, 2025
	(Rand Thousands)
Capitalized telematics devices – Work in progress	249,768	147,207	186,197
Capitalized telematic devices – Uninstalled	274,584	214,517	235,708
Capitalized telematic devices – Installed	2,060,748	1,945,837	1,481,127
South African Central Office property	446,451	441,580	430,079
Other fixed assets	405,956	401,549	380,758
Total	3,437,507	3,150,690	2,713,869

2.	Goodwill is net of an impairment charge of ZAR 43.6 million related to the Mozambique operations during Q4 2025.

3.	The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the non-controlling interest reserve line item. The ZAR0.4 billion relates to the net asset value of the 95,350,657 Cartrack minority shares bought by Karooooo.

4.	Included in capital reserves are ZAR27.3 million relating to the cancellation of Karooooo’s treasury shares, ZAR30.0 million of capital reserve relating to the repurchase and cancellation of Karooooo Logistics’ ordinary shares and ZAR5.2 million of capital reserve relating to the repurchase and cancellation of Cartrack New Zealand’s ordinary shares.

5.	The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

6.	In June 2024, The Standard Bank of South Africa Limited extended a loan of ZAR 250 million to Purple Rain Properties No. 444 Proprietary Limited (the owner of the regional South Africa central office under constructions) at the South Africa Prime Interest Rate less 1.5%. In February 2026, an additional tranche of ZAR 191.7 million was drawn down.

7.	In September 2024 and June 2025, Cartrack Portugal, S.A., secured loans of EUR2 million and EUR 1 million, respectively, from Banco Comercial Português, S.A. The loans bear an interest rate of 6-month Euribor rate plus 0.75%, with repayments scheduled over a seven-year and five-year period.

KAROOOOO LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

	Three Months Ended May 31,
	2026	2025
	(Rand Thousands)
Cash generated from operations before working capital changes	689,549	571,677
Changes to working capital	(129,609)	77,746
Cash generated from operations	559,940	649,423
Finance income received	8,563	10,429
Finance cost paid	(25,477)	(16,643)
Income tax paid	(5,741)	(1,250)
Net cash flows from operating activities	537,285	641,959
Net cash flows utilized by investing activities	(493,052)	(317,118)
Net cash flows utilized by financing activities	(49,019)	(35,295)
Net cash and cash equivalents movements for the period	(4,786)	289,546
Cash and cash equivalents as at the beginning of the period	746,206	837,583
Translation differences on cash and cash equivalents	14,112	(24,462)
Total cash and cash equivalents at the end of the period	755,532	1,102,667

KAROOOOO LTD.

RECONCILIATION OF FREE CASH FLOW (A NON-IFRS MEASURE)

(UNAUDITED)

	Three Months Ended May 31,
	2026	2025
	(Rand Thousands)
Net cash generated from operating activities	537,285	641,959
Less: purchase of property, plant and equipment[1]	(477,623)	(303,834)
Free Cash Flow (a non-IFRS measure)	59,662	338,125

1.	For the quarter ended May 31, 2026, included in the purchase of property, plant and equipment are development cost of ZAR3.0 million (Q1 2026: ZAR2.6 million) for the new South African Central Office in Rosebank, Johannesburg.

KAROOOOO LTD.

RECONCILIATION OF PROFIT FOR THE PERIOD TO ADJUSTED EBITDA (A NON-IFRS MEASURE)

(UNAUDITED)

	Three Months Ended May 31,
	2026	2025
	(Rand Thousands)
Profit for the period	298,956	268,874
Taxation	93,758	78,183
Finance income	(8,563)	(10,429)
Finance costs	25,535	15,166
Depreciation of property, plant and equipment and amortization of intangible assets	232,539	191,759
Adjusted EBITDA (a non-IFRS measure)	642,225	543,553
Profit margin	19%	21%
Adjusted EBITDA margin (a non-IFRS measure)	41%	43%

KAROOOOO LTD.
BASIC AND DILUTED EARNINGS PER SHARE AND

ADJUSTED EARNINGS PER SHARE (A NON-IFRS MEASURE)

(UNAUDITED)

	Three Months Ended May 31,
	2026	2025

Reconciliation between basic earnings and adjusted earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	294,259	264,095

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,893	30,893

Basic and diluted earnings per share	9.53	8.55

Adjusted basic and diluted earnings per share[1] (a non-IFRS measure)	9.53	8.55

1.	Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of specific non-recurring operational expenses as outlined in the reconciliation.

CONSTANT CURRENCY (A NON-IFRS MEASURE)

Constant currency information has been presented to illustrate the impact of changes in currency rates on the group’s results. The tables below provide the unaudited constant currency reconciliation to the reported measure for the periods presented.

Three Months Ended May 31, 2026

The constant currency information has been determined by adjusting the current financial reporting period results using the average of the monthly exchange rates applicable to the three months ended May 31, 2025. The measurement has been performed for each of the group’s operating currencies.

SUBSCRIPTION REVENUE

	Three Months Ended May 31,
	2026	2025	Y-o-Y %
	(Rand Thousands)
Subscription revenue as reported	1,353,732	1,141,059	19%
Conversion impact of other currencies	30,869	-	-
Subscription revenue on a constant currency basis	1,384,601	1,141,059	21%

TOTAL REVENUE

	Three Months Ended May 31,
	2026	2025	Y-o-Y %
	(Rand Thousands)
Total revenue as reported	1,563,947	1,277,017	22%
Conversion impact of other currencies	31,448	-	-
Total revenue on a constant currency basis	1,595,395	1,277,017	25%

DEFINITIONS

Adjusted Earnings per Share

Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of specific non-recurring operational expenses as outlined in the reconciliation.

Adjusted EBITDA

We define Adjusted EBITDA (a non-IFRS measure) as profit less finance income, plus finance costs, taxation, depreciation and amortization, plus impact of non-recurring operational expenses, if any. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin (a non-IFRS measure) as Adjusted EBITDA (a non-IFRS measure) divided by revenue. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA Margin (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA Margin in our operational and financial decision-making and believe Adjusted EBITDA Margin is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

Delivery-as-a-service Revenue (DaaS)

We define Delivery-as-a-Service (DaaS) revenue as the total revenue generated from last-mile delivery services, including subscription-based revenue associated with these services.

Annualized Recurring Revenue (ARR)

ARR (a non-IFRS measure) is defined as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by twelve. ARR is not adjusted for the impact of any known or projected future customer cancellations, service upgrades or downgrades or price increases or decreases. The amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to subsequent changes in our pricing, service cancellations, upgrades or downgrades and acquisitions or divestitures.

Average Revenue per Subscriber per month (ARPU)

ARPU (a non-IFRS measure) is calculated on a periodic basis by dividing the cumulative subscription revenue for the period by the average of the opening subscriber balance at the beginning of the period and closing subscriber balance at the end of the period and dividing this by the number of months in the period.

Cartrack Holdings (“Cartrack”)

Earnings per share

Basic earnings per share in accordance with IFRS.

Free Cash Flow

We define Free Cash Flow (a non-IFRS measure) as net cash generated from operating activities less purchases of property, plant and equipment. In addition to our results determined in accordance with IFRS, we believe Free Cash Flow (a non-IFRS measure) is useful in evaluating our operating performance. We believe that Free Cash Flow is a useful indicator of liquidity and the ability of the group to turn revenues into Free Cash Flow, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property, plant and equipment, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Free Cash Flow to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Rule of 40

The sum of revenue growth and operating margin for a period of 12 months sum to greater than 40.

Rule of 60

The sum of revenue growth and adjusted EBITDA margin for a reporting period sum to greater than 60.

Unit economics

These are non-IFRS financial measures that are used as reference of Cartrack’s performance.

Lifetime value (LTV of a Customer) of customer relationships to customer acquisition costs (CAC)

We calculate the LTV of our customer relationships as of a measurement date by dividing (i) the product of our subscription revenue gross margin measured over the past twelve months, and the difference between our current period ARR and prior comparative period (twelve months) ARR by (ii) the percentage of ARR lost as a result of customer churn over the past twelve months. We calculate our CAC as our annual sales and marketing expense measured over the past twelve months.

Lifetime value (LTV of a Subscriber), cost of acquiring a subscriber (CAS) and cost of servicing a subscriber (CSS)

It is important to distinguish between the subscriber contract life cycle (the life cycle of a vehicle or other equipment on our connected cloud) and the customer lifecycle (one customer normally has multiple ongoing subscriber contract life cycles as customers de-fleet and re-fleet their vehicle parc and other equipment on our connected cloud).

We calculate the LTV of a subscriber by multiplying the ARPU with the expected contract life cycle months, multiplied by the subscription revenue gross margin percentage, which is defined as gross profit relating to subscription revenue divided by subscription revenue.

We calculate CAS, which is calculated on a per subscriber basis, as (i) sales and marketing expenses, plus (ii) sales commissions, plus (iii) cost of installing IoT equipment, divided by (iv) the average subscriber base for such period.

We calculate CSS, which is calculated on a per subscriber basis, as (i) operating expenses excluding estimated general business expansion costs, plus (ii) costs of sales that relates to subscription revenue, less (iii) all costs used to calculate CAS, divided by (iv) the average subscriber balance for such period.

We estimate our long-term unit economics operational profit by multiplying (i) the product of the expected life cycle of a subscriber on our connected cloud by ARPU, minus (ii) CAS added to the product of the expected life cycle of a subscriber on our connected cloud by CSS.

Forward-Looking Statements

The information in this announcement (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects, including outlook statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate, the effect of acquisitions and operating decisions on us may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate, the effect of acquisitions and operating decisions on us are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Factors that could cause actual results to vary from projected results include, but are not limited to:

●	our ability to acquire new customers and retain existing customers;

●	our expectations regarding the effects of macroeconomic and geopolitical events on our business, customers and partners – including the conflicts in the Middle East and disruptions to shipping, the Russia-Ukraine war, political and economic uncertainty in Mozambique, geopolitical tensions involving China, financial distress caused by bank failures, global supply chain disruptions, foreign currency fluctuations, elevated inflation and interest rates, and shifting trade and monetary policies, and pandemic or widespread outbreaks of illness;

●	our anticipated growth strategies, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion;

●	our ability to adapt to rapid technological change in our industry, including artificial intelligence;

●	our dependence on cellular networks;

●	competition from industry consolidation;

●	market adoption of operational intelligence and fleet management platforms;

●	automotive market conditions and the evolving nature of the automotive industry towards autonomous vehicles;

●	expected changes in our profitability and certain cost or expense items as a percentage of our revenue;

●	our dependence on certain key component suppliers and vendors;

●	our ability to maintain or enhance our brand recognition;

●	our ability to maintain our key personnel or attract, train, and retain other highly qualified personnel;

●	the impact and evolving nature of laws and regulations relating to the internet, including cybersecurity and data privacy;

●	our ability to protect our intellectual property and proprietary technologies and address any infringement claims;

●	significant disruption in service on, or security breaches of, our websites or computer systems, including as a result of artificial intelligence;

●	dependence on third-party technology and licenses;

●	fluctuations in the value of the South African rand and inflation rates in the countries in which we conduct business;

●	our ability to access the capital markets in the future; and

●	other risk factors discussed under “Risk Factors” in our latest Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this announcement. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our announcement of these measures may not be comparable to similarly titled measures used by other companies.

Market and Industry Data

We include statements and information in this announcement concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including a third-party market study, industry publications, surveys and forecasts). While Karooooo believes these third-party sources to be reliable as of the date of this announcement, we have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate, and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of risks. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Trade Names

In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this announcement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this announcement is the property of its respective holder.